Exhibit 99.1

Stellantis and LG Energy Solution to Form Joint Venture for Lithium-Ion Battery Production in North America

•New battery plant to have annual production capacity of 40 gigawatt hours; targeted to start by first quarter 2024
•Important next step toward electrification transformation in North America

AMSTERDAM, October 18, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) and LG Energy Solution today announced that their companies have entered into a memorandum of understanding to form a joint venture to produce battery cells and modules for North America.

The parties intend that the joint venture will establish a new battery manufacturing facility that will help power Stellantis’ goal of realizing more than 40% of its sales in the U.S. comprised of electrified vehicles by 2030. Targeted to start by the first quarter of 2024, the plant aims to have an annual production capacity of 40 gigawatt hours.

The batteries produced at the new facility will be supplied to Stellantis assembly plants throughout the US, Canada, and Mexico for installation in next-generation electric vehicles ranging from plug-in hybrids to full battery electric vehicles that will be sold under the Stellantis family of brands.

“Today’s announcement is further proof that we are deploying our aggressive electrification road map and are following through on the commitments we made during our EV Day event in July,” said Carlos Tavares, CEO of Stellantis. “With this, we have now determined the next ‘gigafactory’ coming to the Stellantis portfolio to help us achieve a total minimum of 260 gigawatt hours of capacity by 2030. I want to warmly thank each person involved in this strategic project. Together, we will lead the industry with benchmark efficiencies and deliver electrified vehicles that ignite passion.”

“Establishing a joint venture with Stellantis will be a monumental milestone in our long-standing partnership,” said Jong-hyun Kim, President and CEO of LG Energy Solution. “LGES will position itself as a provider of battery solutions to our prospective customers in the region by utilizing our collective, unique technical skills and mass-producing capabilities.”

The partnership between the two companies in electrified vehicles dates back to 2014 when LG Energy Solution (then LG Chem) was selected by Stellantis (then Fiat Chrysler Automobiles) to supply the lithium-ion battery pack system and controls for the Chrysler Pacifica Hybrid, the industry’s first electrified minivan. With this announcement, the two companies look to solidify their partnership even further and continue leveraging each other’s strengths.

Stellantis plans to invest more than €30 billion through 2025 in electrification and software development, while targeting to continue to be 30 percent more efficient than the industry with respect to total Capex and R&D spend versus revenues.

The location of the new facility is currently under review and further details will be shared at a later date. The groundbreaking for the facility is expected to take place in the second quarter of 2022.

The transaction is subject to agreement on definitive documentation and customary closing conditions, including regulatory approvals.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis leverages its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

About LG Energy Solution

LG Energy Solution is a global leader delivering advanced lithium-ion batteries for Electric Vehicles (EV), Mobility & IT applications, and Energy Storage Systems (ESS). With 30 years of experience in advanced battery technology, it continues to grow rapidly towards the realization of sustainable life. With its robust global network that spans the US, Europe, Asia, and Australia, LG Energy Solution is more committed than ever to developing innovative technologies that will bring the future energy a step closer. Under its ESG vision “We CHARGE toward a better future,” LG Energy Solution is doing its utmost to prioritize environment, fulfil social responsibilities and shape sustainable future. For more information, please visit https://www.lgensol.com.

Ashlee Semin Shin Communications Team / LG Energy Solution ashin0@lgensol.com + 82 2 3773 4381
Pierre-Olivier Salmon Communications pierreolivier.salmon@stellantis.com +33 676 86 45 48

Forward-Looking Statements
This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: uncertainties as to whether the proposed transaction discussed in this document will be consummated or as to the timing thereof; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, at all or in a timely manner; the risk that the businesses of the parties will be adversely impacted during the pendency of the proposed transaction; the ability of Stellantis to successfully integrate the Company’s operations; business disruption following the transaction; the effect of the announcement of the transaction on the ability of the Company to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom the Company does business; the impact of the COVID-19 pandemic, the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; Stellantis’ ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute Stellantis’ business plans and improve its businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.